Filed by: Rovi Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended

Subject Company: Sonic Solutions

Commission File No. 000-23190

Rovi Corporation

2830 De La Cruz Blvd.

Santa Clara, CA 95050

(408) 562-8400 Main (408) 567-1800 Fax

FOR IMMEDIATE RELEASE

Rovi Corporation Closes $750 million Term Loan Financing

SANTA CLARA, Calif., (GLOBE NEWS WIRE)— February 7, 2011—Rovi Corporation (NASDAQ: ROVI) announced today that it has completed a $750 million Senior Secured Credit Facility financing. The Credit Facility consisted of a $450 million five year Term Loan A tranche and a $300 million seven-year Term Loan B tranche. The Term Loan A bears interest, at the Company’s election, at either prime plus 1.5% per annum or three month LIBOR plus 2.5% per annum. The Term Loan B bears interest, at the Company’s election, at either prime plus 2.0% per annum or three month LIBOR plus 3.0% per annum, with a LIBOR floor of 1.0%. The Company expects to pay all the term loans based on the LIBOR option throughout 2011. The loans were issued at a rating of Ba1/BB+ and the corporate rating is Ba2/BB-. Net proceeds from the transaction (after associated expenses) were approximately $730 million. The Company expects to use the net proceeds to replenish cash reserves following the pending Sonic Solutions acquisition, to repurchase stock and repurchase or otherwise retire convertible debt securities (including the retirement of the remaining $84 million of par value August, 2011 2.625% convertible notes) and for general corporate purposes.

About Rovi Corporation

Rovi Corporation is focused on revolutionizing the digital entertainment landscape by delivering solutions that enable consumers to intuitively connect to new entertainment from many sources and locations. The company also provides extensive entertainment discovery solutions for television, movies, music and photos to its customers in the consumer electronics, cable and satellite, entertainment and online distribution markets. These solutions, complemented by industry leading entertainment data, create the connections between people and technology, and enable them to discover and manage entertainment in an enjoyable form.

Rovi holds over 4,700 issued or pending patents worldwide and is headquartered in Santa Clara, California, with numerous offices across the United States and around the world including Japan, Hong Kong, Luxembourg, and the United Kingdom. More information about Rovi can be found at www.rovicorp.com.

All statements contained herein that are not statements of historical fact, including statements that use the words “will,” “believes,” “anticipates,” “estimates,” “expects,” “intends” or “looking to the future” or similar words that describe the Company’s or its management’s future plans, objectives, or goals, are “forward-looking statements” and are made pursuant to the Safe-Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, the Company’s expectations of interest rate elections and use of proceeds.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results and/or from any future results or outcomes expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s ability to successfully execute on its strategic plan and customer demand for and industry acceptance of the Company’s technologies and integrated solutions. Such factors are further addressed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed with the Securities and Exchange Commission from time to time (available at www.sec.gov). The Company assumes no obligation, except as required by law, to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Rovi has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Sonic Solutions has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Mergers (as defined in those documents). Sonic Solutions shareholders are urged to read Rovi’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Sonic Solutions’ solicitation/recommendation statement, because they contain important information that shareholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all shareholders of Sonic Solutions at no expense to them. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC’s web site at www.sec.gov. Free copies of the prospectus/offer to purchase (and other offer documents) are also available from Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the solicitation/recommendation statement are available from Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945, attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Phoenix Advisory Partners, 110 Wall Street, 27th floor, New York, NY 10005 (banks and brokers call (212) 493-3910; all others call toll free: (800) 576-4314). American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Rovi and Sonic Solutions file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Rovi or Sonic Solutions at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Rovi’s and Sonic Solutions’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’ shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

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Investor Contacts:

James Budge
Rovi Corporation
Phone +1 (408) 562-8400

Lauren Landfield
Rovi Corporation
Phone +1 (408) 562-8400

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